Mail Stop 4561

March 9, 2007

Thomas Massie
President and Chief Executive Officer
Bridgeline Software, Inc.
10 Sixth Road
Woburn, MA 01801

> **Re:** **Bridgeline Software, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed on February 8, 2007**
> **File No. 333-139298**

Dear Mr. Massie

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you intend the registration statement for use in the initial public offering as well as for use by selling shareholders after completion of the initial public offering. We further note that you intend for the two prospectuses to be identical in all respects except for the alternate pages for the selling shareholder prospectus. Please review each of the sections with care to ensure that you do not include disclosure pertinent only to the initial public offering in the prospectus to be used by the selling shareholders. For instance, it would appear that the risk factor on page 16 that begins "Purchasers in this offering will experience immediate and substantial dilution" would be inapplicable to in the selling shareholder prospectus unless modified. However, we did not find alternate pages relating

to the risk factors. To the extent you refer to "this offering" in the prospectus to mean the initial public offering or include other such references, please ensure that such references are appropriately modified for use in the selling shareholder prospectus.

2. We note that you have included graphics on the inside front and inside back cover pages and in the business section on page 47 as well as a workflow chart on page 48. Please provide us with clear copies of the graphics and workflow chart for our review.   Also, see the guidance provided on the use of gatefold graphics in our Corporation Finance Current Issues Outline, March 2001, available on our website at www.sec.gov.

Cover Page

3. Please ensure that the cover page relating to the underwritten initial public offering refers to the offering of 602,000 shares by the selling shareholders that is to be commenced six months after the effective date of the initial public offering prospectus.

Inside Cover Page

4. We note you have included an informational page that precedes the summary. The inside cover page should be limited to the matters outlined in Item 502 of Regulation S-B, which include the table of contents and dealer prospectus delivery obligation. We note, however, that you have included the table of contents on the outside back cover page, consistent with Item 502. Please relocate the information provided in the summary section or in another appropriate location in the prospectus.

Summary, page 3

5. Please be specific but concise in describing how you help customers increase sales, improve customer service and loyalty, enhance employee communication and training and reduce administrative and operational costs.

6. Please provide us with verifiable support or documentation for your claims here and in the business section that you "develop award-winning Web applications and Web software tools." For each award program, please describe the constituent base, circulation, reach or other information that can be used to assess the significance of the award.

7. At pages 4, 10 and elsewhere, you refer to an escrow arrangement for the Objectware transaction and indicate that the escrow arrangement will close shortly before the completion of the underwritten offering. Although we note the reference to an escrow agreement in Article IX(o) of the acquisition agreement, we are unable to locate that agreement. Please advise. In the prospectus, clarify the nature and timing of the performance under the escrow agreement and the relationship of those actions to the effective date. Describe concisely the actions each party would take under the escrow agreement, and explain the legal significance of "closing in escrow." Clearly explain any

material risks that the Objectware acquisition will not be consummated, notwithstanding the closing in escrow.   In the summary and elsewhere, clearly state whether the closing of the acquisition is a condition to the closing of the public offering. Similarly, when you refer to uncertain events, such as "the release of escrowed materials" or the issuance of Bridgeline shares to the current equity owner of Objectware, indicate clearly that such events will not occur until conditions that you describe in reasonable detail have been satisfied.

8. The list of excluded shares on page 6 refers to 490,404 shares issuable upon the acquisition of Objectware. It appears that this amount does not include contingent payout shares that may be issued under the terms of the acquisition agreement. Please revise to discuss the potential effect of this arrangement.

9. Regarding your estimate on page 4 that "compounded annual growth rates of at least 20% per year" may be possible for each acquired entity, tell us the basis for this projection. Tell us whether you historically achieved this growth rate with regard to your acquisitions otherwise describe the reasonable basis for the projection. We also note your disclosure on page 51 projecting that your "organic growth on average will be at least 20% per year in our geographical regions once we are established in each such geographical region." Please specify whether you are referring to growth in revenues, market share or some other metric. Disclose the basis for the projection, and any material uncertainties that may exist with respect to your ability to achieve such a growth rate. Please provide specific support and appropriate disclosure regarding any projections you include.

Risk Factors, page 9

10. Please review your risk factor subheadings to ensure that they describe the risk from the viewpoint of the investor. For instance, you state on page 10 that "We might not be able to complete our acquisition of Objectware." It is unclear from this subheading what the impact on the company and ultimately to the investor might be. Similarly, the risk factor on page 16 that reads "We have substantial discretion as to how to use the offering proceeds" does not, on its face, explain how this fact poses a risk to investors. Please review the subheadings and revise as appropriate so that the risk associated with the set of circumstances you describe is clearly articulated.

There is substantial doubt about our ability to continue as a going concern.

11. Please revise this risk factor to clarify whether, upon receipt of the offering proceeds, you have sufficient funds to fulfill your financial obligations for the next 12 months. If so, clarify whether your ability to meet this obligation is dependent on the proceeds from this offering. Expand the Liquidity and Capital Resources section in a similar manner to clarify your ability to meet your short-term financial obligations.

You will incur ownership dilution as a result of our proposed acquisition of Objectware, page 10

12. Please quantify the potential dilution shareholders will experience as a result of the acquisition of Objectware in the subheading and in the text of the risk factor. You may include a percentage amount or provide a possible range, depending on the earn-out shares that may be issued in the future. Note that all of the disclosure in the risk factor section should be quantified to the extent possible.

If we undertake additional business combinations or acquisitions, page 11

13. Please disclose here whether, in addition to the Objectware transaction, you have any current commitments, proposals or arrangements to acquire a business.

Our auditors identified material weaknesses in our internal control over financial reporting, page 13

14. Please describe, to the extent material, the costs associated with the measures you have taken and expect to take to address the material weakness. We note your disclosure on page 36 regarding the estimated costs of the anticipated positions and the "significant" costs incurred to bring your internal control documentation in to compliance with Section 404.

Use of Proceeds, page 18

15. Please clarify your statement that you "have not allocated funds for [acquisitions or other such] transactions in our business plan," since it appears from your disclosure regarding how you intend to use the proceeds from the offering that you have allocated approximately $2 million for potential acquisitions.

Dilution, page 22

16. In the table on page 23 your refer to consideration of $5.01 million that affiliated parties paid for their shares as well as $6.31 million that other existing investors paid for their shares. As substantial portions of the amounts paid for those shares appears to be consideration in a form other than cash, please provide footnote disclosure that more precisely describes the amount and form of the payments by prior stockholders for their shares.

Management's Discussion and Analysis, page 26

17. In your discussions of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. For example, on page 32 you attribute the growth in revenue primarily to engagements with new customers and new work with existing customers. On page 34 you state that the increase in G&A expenses resulted primarily from an increase in headcount resulting from direct hires and acquisitions as well as an increase in computer maintenance purchases and increased compensation levels. Quantify the amount of the change that was contributed by each of the factors or events that

you identify, including any offsetting factors. Revise throughout. See Section III.D of SEC Release 33-6835.

18. Please review the text with care and ensure that you discuss the underlying business conditions from period to period and how those conditions affected your results. For example, you attribute the growth in product revenue, which increased 56% for the fiscal year ended September 30, 2006 as compared to 2005, primarily to increased sales and to recent acquisitions. What factors contributed to your ability to significantly increase sales in a one-year period? Discuss material transactions or developments that affected your results in specific terms. You should provide a meaningful explanation of how management views the company's performance and its results.

19. In light of the substantial doubt regarding your ability to continue as a going concern, please address the steps management has taken to date that are discussed in Note 1 to the financial statements intended to "streamline its operations over the last several years." We note that while streamlining measures included reducing or maintaining headcount and limiting infrastructure, operating and capital expenditures, you have experienced an increase in headcount in fiscal year 2006. Please revise the disclosure to clarify and explain the shift you have experienced from streamlining to substantial growth in the company's activities. This shift or changing trend should be clearly identified and quantified in Management's Discussion and Analysis as well.

20. Please revise to provide a materially complete discussion of the contingent acquisition payments and the conditions that will trigger contingent payout obligations. We note your disclosure in the summary section on page 4 regarding the Objectware acquisition and the amount of up to $1.8 million payable in cash and stock over a three-year period. The disclosure should specifically address cash versus stock payments in quantified terms as well as the terms on which stock issuances will be made. Other contingent acquisition payments relating to your previous acquisitions, such as those you discuss on page 35 under the subheading Investing Activities, should be clearly described as well. Tell us what consideration you gave to including the significant contingency payment information in the Contractual Obligations table and related disclosure on pages 35-36.

Business, page 39

21. Supplementally provide us with marked copies of the data you cite that you attribute to Harte-Hanks, International Data Corporation, and Forrester Research. To expedite our review, clearly mark the source to highlight the applicable portions or sections containing the statistics and cross-reference them to the appropriate location in your prospectus. Tell us whether the reports you cite are generally available to the public at nominal or no payment.

22. Regarding the four acquisitions prior to the pending acquisition of Objectware, please provide a brief discussion of how these acquisitions contributed to your business strategy and impacted your business operations. We note your brief mention on page 53 that each of the businesses was a Web application development company; however, it is unclear what impact these acquisitions had on this or other aspects of your business, as described under Products and Services.   Briefly describe the experience of integrating the acquired businesses into your existing operations. Note that this information should be discussed as well, and quantified, in Management's Discussion and Analysis. Please revise accordingly.

23. We note your statements on page 48 that your selling prices and usability or your products compare favorably with those of your competitors. Specifically we note your statements that solutions similar to yours "cost as much as two to ten times the cost" or your product and "take two to four times as long to implement." Provide us with support for this claim and similar claims such as that your competitors' products "are complex and are not as easily implemented by the customer's technology support organization" and that your product offers customers "the best possible return on investment among the leading content management solutions available in the marketplace."

24. To the extent you retain comparisons concerning the pricing of your products with those of your competitors, provide disclosure regarding your product pricing.

25. Please expand your discussion of customers to discuss your dependence on Nomura Securities for 22% of your revenues. Include a discussion of the material terms of any relationship between Nomura Securities and you and/or your subsidiary, Bridgeline Software, Pvt. Ltd.

26. Discuss the estimated amount spend during each of the last two fiscal years on research and development activities and the extent to which the cost of such activities are borne directly by customers. See Item 101(b)(10).

27. We note that you include as one of the benefits of merging with your company "Improved internal controls and reporting." Because you have identified material weaknesses in your internal control over financial reporting, it is unclear why acquisition targets would expect their internal controls and reporting to improve as a result of merging with you.   Please explain.

28. Please tell us how the list of customers for Objectware was selected. Were they the seven top revenue-producing customers during a particular period or were they selected on some other basis. Please advise.

29. Please revise your competition discussion on page 55 to provide more specificity regarding the principal methods of competition, for example, product range, performance, quality, reliability, expertise, price, etc. Further, to the extent possible, discuss any positive or negative factors known to you pertaining to your competitive position with regard to the

principal methods of competition you identify. Discuss which competitive factors you believe your products outperform those of your competitors (such as pricing and ease of use, which you discuss in the business section). As presently drafted, your discussion offer little understanding of your competitive position within the industry.

30. Disclose the number of employees in the wholly owned subsidiary of Bridgeline Software, Pvt. Ltd. Also, consider whether there are any material risks associated with your software development center headquartered in India that should be discussed.

Management

Underwriting

31. We note that you refer to the "underwriters" and "lead underwriter" when Joseph Gunnar & Co. LLC is listed as the only underwriter. Please advise or revise.

Alternate Pages for Selling Shareholder Prospectus

Cover Page

32. Please include the total number of shares to be included in the resale registration statement.

33. Please ensure that you refer to the initial public offering of 3 million shares of common stock, which is expected to be completed prior to the resale of common stock by the selling shareholders.

34. Because you indicate that the resale offering will not commence until the expiration of six months from the effective date of the registration statement, it appears the second paragraph discussing the market for your common stock should be revised to reflect the circumstances that would exist when the resale offering commences.

Selling Stockholders, page Alt-4

35. Please indicate the date as of which the stockholder information is provided.

36. Please identify the natural person or persons having voting and/or investment control over each of the selling shareholder entities. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information can be disclosed in footnotes to the selling shareholder table.

37. We note that Joseph Gunnar is listed as a selling shareholder and is a broker-dealer. Tell us whether any of the other selling shareholders are broker-dealers or affiliates of a registered

broker-dealer. For all broker-dealers, advise us whether their shares were received as compensation for investment banking services or as investment shares.

38. To the extent any of the selling shareholders are affiliates of broker-dealers, disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

39. Please include the selling shareholder information required by Item 507 of Regulation S-B. Provide a detailed introductory description of the transaction by which each of the selling security holders in the table acquired their shares and include a materially complete description of any warrants.

40. We note your discussion regarding short sales. Please supplementally confirm that you are aware of Corporation Finance Telephone Interp. A. 65 (July 1997) on this issue, which is publicly available on our website.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Furnish requests for acceleration on behalf of the company and the underwriters at least two days prior to the requested effective date. Refer to Rules 460 and 461 of Regulation C of the Securities Act of 1933 and Rule 15c2-8 of the Securities and Exchange Act of 1934 regarding distribution of the preliminary prospectus, requests for acceleration and notification of NASD review and concurrence.

You may contact Marc Thomas 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (781) 622-5933
     Carl F. Barnes, Esq.
     Morse, Barnes-Brown & Pendleton, P.C.

     Via facsimile: (202) 912-4830
     Ralph V. De Martino, Esq.
     Cozen O'Connor